Stolt-Nielsen S.A                                               [GRAPHIC OMITTED



Aldwych House                   Tel:  +44 20 7611 8960
71-91 Aldwych                   Fax:  +44 20 7611 8965
London WC2B 4HN                 www.stolt-nielsen.com
England


               Stolt-Nielsen S.A. Board Declares Interim Dividend


London, England - November 8, 2007 - Stolt-Nielsen S.A. (OsloBors: SNI) today announced that the Company's Board of Directors approved the payment of an interim dividend of $0.50 per Common Share on December 12, 2007 to shareholders of record as of November 28, 2007. In accordance with normal settlement practice, the shares will trade ex-dividend on and after November 26, 2007 (two business days prior to the November 28, 2007 record date).

The Company delisted its American Depositary Shares (ADSs) from the Nasdaq Global Select Market on May 21, 2007 and terminated its American Depositary Receipt (ADRs) program with Citibank N.A. on May 24, 2007. ADR holders have until November 26, 2007 to surrender their ADRs to Citibank and convert into the underlying Common Shares of the Company traded on the Oslo Stock Exchange. After November 26, 2007 Citibank will sell all remaining Common Shares represented by the ADSs which it holds, and distribute the proceeds pro rata to the holders of the ADRs, who will also receive the dividend as part of their distribution.

For further information:

Contacts:   Andrew Hayes/Blanaid Colley
            Hudson Sandler
            UK +44 (0) 20 7796 4133
            Stolt-Nielsen@hspr.com

            Jan Chr. Engelhardtsen
            UK +44 (0) 20 7611 8972
            jengelhardtsen@stolt.com


About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sturgeon and caviar.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - End text -